

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 20, 2023

Steven Shum
Chief Executive Officer
INVO Bioscience, Inc.
5582 Broadcast Court
Sarasota, Florida 34240

>   **Re: INVO Bioscience, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 7, 2023**
>   **File No. 333-273174**

Dear Steven Shum:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note your disclosure of the maximum offering of $15,000,000. Please revise here, and throughout the registration statement, to clearly state the amount of securities being offered and the price per share. Refer to Items 501(b)(2)-(3) of Regulation S-K.

Risk Factors, page 7

2. We note that you are registering for a primary offering of a significant amount of shares of your common stock and warrants. Please revise to include risk factor disclosure describing the impact of sales in connection with this offering, including the risk and impact of potential stock price volatility, potential sales of a substantial portion of your shares, and any potential change in control upon the conversion, issuance, or sale of your securities.

General

3.   We note your disclosure in the Summary and Risk Factors section relating to the notice from Nasdaq indicating that the company is not in compliance with the continued listing requirements and has requested a hearing before the Nasdaq Hearings Panel. We also refer to your disclosure in the Form 8-K filed July 7, 2023 that the company's hearing before the Nasdaq Hearings Panel was held on July 6, 2023. Please revise to disclose the results of such hearing and the status of the company's non-compliance with the Nasdaq requirements pertaining to the minimum bid price for listed stock pursuant to Nasdaq Listing Rule 5550(a)(2).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Industrial Applications and
                                                Services

cc: Greg Carney, Esq.